p.e. 1/3/14

No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC
FEB 28 2014
Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

14005548

February 28, 2014

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-28-14

Kristen N. Cunningham
Bracewell & Giuliani LLP
kristen.cunningham@bgllp.com

Re: ConocoPhillips
Incoming letter dated January 3, 2014

Dear Ms. Cunningham:

This is in response to your letters dated January 3, 2014 and February 20, 2014 concerning the shareholder proposal submitted to ConocoPhillips by Amalgamated Bank's LongView Large Cap 500 Index Fund. We also have received a letter on the proponent's behalf dated January 14, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Cornish F. Hitchcock
conh@hitchlaw.com

February 28, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: ConocoPhillips
Incoming letter dated January 3, 2014

The proposal and revised proposal ask the board to adopt a policy that if there is a change of control, there shall be no accelerated vesting of performance-based shares or units granted to any senior executive, provided, however, that the board's human resources and compensation committee may provide that any unvested award will vest on a partial, pro rata basis.

There appears to be some basis for your view that ConocoPhillips may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming annual shareholders' meeting include a proposal sponsored by ConocoPhillips to approve the 2014 Omnibus Stock and Performance Incentive Plan. You indicate that the proposal would directly conflict with ConocoPhillips' proposal. You also indicate that inclusion of the proposal and ConocoPhillips' proposal in ConocoPhillips' proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if ConocoPhillips omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which ConocoPhillips relies.

There appears to be some basis for your view that ConocoPhillips may exclude the revised proposal under rule 14a-8(e) because ConocoPhillips received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if ConocoPhillips omits the revised proposal from its proxy materials in reliance on rule 14a-8(e).

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

BRACEWELL
&GIULIANI

Texas
New York
Washington, DC
Connecticut
Seattle
Dubai
London

Kristen N. Cunningham
Counsel

214.758.1080 Office
800.404.3970 Fax

Kristen.Cunningham@bgllp.com

Bracewell & Giuliani LLP
1445 Ross Avenue
Suite 3800
Dallas, Texas
75202-2724

February 20, 2014

By E-mail
shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: ConocoPhillips: Intention to Omit Stockholder Proposal from Amalgamated Bank's LongView Large Cap 500 Index Fund

Ladies and Gentlemen:

On January 3, 2014, we submitted a letter (the "No-Action Letter") on behalf of our client, ConocoPhillips (the "Company"), informing the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to exclude from its proxy statement and form of proxy for the Company's 2014 annual meeting of stockholders (collectively, the "2014 Proxy Materials") the stockholder proposal and statement in support thereof (the "Proposal") from Amalgamated Bank's LongView Large Cap 500 Index Fund (the "Proponent"). The No-Action Letter also requested that the Staff not recommend any enforcement action if the Company excludes the Proposal from its 2014 Proxy Materials.

In a letter dated January 14, 2014 (the "Response Letter"), the Proponent submitted a response to the No-Action Letter requesting that the Staff deny the requested relief, and further requesting that it be allowed to revise its proposal, effectively requesting that it be allowed to submit a new proposal well after the deadline for submission of stockholder proposals had passed. For the reasons set forth in the No-Action Letter and herein, the Company continues to believe that the Proposal may be excluded from the 2014 Proxy Materials and that the Company's request for no-action relief should be granted.

In addition, we hereby confirm on behalf of the Company that a proposal to adopt the 2014 Omnibus Stock and Performance Incentive Plan of ConocoPhillips (the "Omnibus Plan") will be included in the 2014 Proxy Materials as a Company-sponsored proposal. The Omnibus Plan will contain a provision relating to acceleration of vesting and exercisability of awards following a change in control of the Company, which is set forth below.

On behalf of the Company, we respectfully request that the Staff concur in the Company's view that the Proposal may be properly excluded from the 2014 Proxy Materials for the reasons set forth in the No-Action Letter and herein. The Company has advised us as to the factual matters set forth herein.

Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (November 7, 2008), question C, on behalf of the Company, the undersigned hereby submits this letter and its attachments to the Commission via e-mail to shareholderproposals@sec.gov and in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). In addition, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being emailed and mailed on this date to the Proponent.

As discussed more fully below, the Company believes that the Proposal may properly be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(9) and Rule 14a-8(i)(3). In addition, the revised Proposal may be properly excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(e).

I. The revisions to the Proposal were submitted after the Company's deadline for submitting stockholder proposals, therefore the revised proposal is untimely pursuant to Rule 14a-8(e).

In its Response Letter, Proponent advises that it is "willing to amend" its Proposal in response to the Company's No-Action Request. The Proponent's Response Letter seeking to revise the Proposal was submitted 47 days after the Company's November 28, 2013 deadline for submitting shareholder proposals under Rule 14a-8. As clarified by Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"), "[i]f a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions." The Company does not accept the Proponent's proposed revisions. Therefore, the Company hereby states its intent to exclude the revised proposal pursuant to Rule 14a-8(e).

II. The Proposal may be excluded pursuant to Rule 14a-8(i)(9) because it directly conflicts with a management proposal.

The Company reiterates its reasons for exclusion of the Proposal pursuant to Rule 14a-8(i)(9) as set forth in its No-Action Letter. Further, despite Proponent's willingness to do so, the Company does not believe the Proponent should be permitted to amend the Proposal for two reasons. The Staff has stated in Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") that "[t]here is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that ***generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected.***" (emphasis added). Proponent acknowledges in its own Response Letter that the Staff has viewed the submission of an equity incentive plan to shareholders as creating a "direct conflict" with shareholder proposals addressing an issue covered by the proposed plan. More specifically, in numerous no-action requests, the Staff has viewed the very Proposal submitted by Proponent as creating a direct conflict with a management-sponsored equity incentive plan containing language relating to acceleration of vesting and exercisability of awards following a change in control of the company. The fact that the Company did not share with Proponent its plan to adopt a new Omnibus Plan prior to the submission of the Proposal to the Company is of no consequence here, as the Company has no obligation to do so. Therefore, by Proponent's own admission, the initial Proposal creates a direct conflict with the proposal to adopt the Omnibus Plan and cannot, by definition, "generally comply with the substantive requirements of the rule." Further, the Company does not believe that a proposal that admittedly creates a "direct conflict" with a management proposal contains "relatively minor defects that are easily corrected." Therefore, the Company does not believe that Proponent's suggested revision to the Proposal fits within the guidelines specified by the Staff for revising proposals following the submission deadline.

In addition, SLB 14 details several situations in which a Proponent may be allowed to revise a proposal outside of the submission deadline, including revisions to (i) make a proposal precatory instead of binding, (ii) prevent a breach of contractual obligations, (iii) revise or delete statements that may be viewed as materially false or misleading or are irrelevant to the matter of the proposal, or (iv) clarify certain enumerated proposals related to executive compensation or the election of directors. The Company does not believe that the Proponent's request to revise its Proposal due to its lack of knowledge about the Omnibus Plan fits within any of these enumerated categories. Therefore, the Company does not believe that the Staff should allow Proponent to revise the Proposal.

In the alternative, even if the Staff were to allow the Proponent to make the revision it is requesting, the Company continues to believe that the Proposal should be excluded pursuant to Rule 14a-8(i)(9) as substantially conflicting with a management proposal.

As provided in the No-Action Letter, the Omnibus Plan to be included in the 2014 Proxy Materials will include the following provision relating to acceleration of vesting and exercisability of awards following a change in control of the Company:

> *Change of Control.* Notwithstanding any other provisions of the Plan, including Sections 8 and 9 hereof, and unless otherwise expressly provided in the applicable Award Agreement, or in any deferral election agreement, in the event of a Change of Control during a Participant's employment (or service as a Nonemployee Director) with the Company or one of its Subsidiaries, followed by the termination of employment of such Participant (or separation from service of such Nonemployee Director), (i) each Award granted under this Plan to the Participant shall become immediately vested and fully exercisable and any restrictions applicable to the Award shall lapse and (ii) if the Award is an Option or SAR, shall remain exercisable until the expiration of the term of the Award or, if the Participant should die before the expiration of the term of the Award and the Award is an Incentive Stock Option, until the earlier of (a) the expiration of the term of the Incentive Stock Option or (b) two (2) years following the date of the Participant's death; provided, however, that with respect to any Stock Unit or Restricted Stock Unit or other Award that constitutes a "nonqualified deferred compensation plan" within the meaning of section 409A of the Code, the timing of settlement of such Stock Unit or Restricted Stock Unit or other Award pursuant to this Section 10, subject to Section 23, be in accordance with the settlement terms set forth in the applicable Award Agreement if such Change of Control constitutes a "change in the ownership of the corporation," a "change in effective control of the corporation" or a "change in the ownership of a substantial portion of the assets of the corporation," within the meaning of section 409A(a)(2)(A)(v) of the Code.

In an attempt to avoid a direct conflict between its requested policy to limit accelerated vesting and the above provision, the Proponent proposes to amend the Proposal by adding the following:

> "...provided, however, that this policy shall apply only to equity incentive plans adopted after this date and to awards under such plans."

In *Sysco Corporation* (September 20, 2013), the proponent attempted a similar argument that a statement in the proposal delaying the implementation of a proposed policy to limit accelerated vesting for equity awards following a change in control to after Sysco's annual meeting was enough to overcome the direct conflict with Sysco's management-sponsored equity plan. The stockholder proposal contained the following statement:

> "This policy should be implemented after the 2013 annual meeting of shareholders so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in effect or being voted on at the 2013 annual shareholders meeting."

In other words, the proponents argued that delaying the implementation of the proposal, and specifically excluding the company-sponsored equity plan, resulted in there being no conflict between the stockholder proposal and the company-sponsored proposal. The Staff rejected this argument and should reject the substantively identical argument made by Proponent here. The mere fact that the Proponent proposes to revise the Proposal to apply only to "equity incentive plans adopted after this date" does not change the analysis. Rule 14a-8(i)(9) permits a company to exclude a stockholder proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to stockholders at the ***same meeting***." (emphasis added). Like the proposal in *Sysco*, it is the restraint on vesting, not the timing of the implementation of such restraint, that is at issue here. Proponent's attempt to provide a "matrix" in order to prevent a "conflicting or garbled message" to the Company's board of directors fails to address the point that the Proposal would require stockholders to vote on a Proposal containing subject matter that is in direct conflict with a management proposal at the same meeting. Therefore, the Company believes the Proposal is in direct conflict with the proposal to adopt the Omnibus Plan to be included in the 2014 Proxy Materials.

For the reasons described above and the reasons set forth in the No-Action Letter, the Company believes the Proposal may be excluded from the 2014 Proxy Materials under Rule 14a-8(i)(9) because it directly conflicts with a management proposal to be submitted to stockholders at the Company's 2014 annual meeting.

III. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite.

In its Response Letter, the Proponent fails to address the Company's fundamental argument supporting exclusion of the Proposal pursuant to Rule 14a-8(i)(3). Proponent mischaracterizes the Company's argument, stating that the Company objects to the phrase "equity award" and further stating that the Company's objection is "an attempt to confuse the issue." The Company continues to believe that Proponent's request for the board of directors to adopt ***a policy*** (emphasis added) related to performance shares or units, directly followed by the instruction that for purposes of ***this policy*** (emphasis added), the term "equity award" means an award granted under an equity incentive plan as defined in Item 402 of SEC Regulation S-K, is inherently confusing. While Proponent's supporting statement does make a brief mention of the term "equity award," the text of the Proposal itself still contains conflicting language as referenced above making it on its face vague and indefinite. The fact that Proponent highlights its care in choosing words that are the "Company's terminology" is irrelevant to the fact that the Proposal uses the terms "performance shares or units" and "equity award" interchangeably, with "equity award" having the stated broad definition set forth in Item 402 of Regulation S-K. As described at length in the No-Action Letter, the Proponent-referenced definition of "equity award" is much broader than the term "performance share." Therefore, the Company continues to believe that implementation of the Proposal, if adopted, would be subject to differing and conflicting interpretation with respect to which specific types of awards should be included in the requested policy, and the Company would be unable to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

For the reasons described above and the reasons set forth in the No-Action Letter, the Company believes the Proposal may be excluded from the 2014 Proxy Materials under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite.

CONCLUSION

For the reasons described above and the reasons set forth in the No-Action Letter, on behalf of the Company, we respectfully request that the Staff not recommend any enforcement action if the Company excludes the Proposal from its 2014 Proxy Materials. If the Staff disagrees with the Company's conclusion, we request the opportunity to confer with the Staff prior to its final determination.

Please transmit your response by email to me at kristen.cunningham@bgllp.com. The addresses and email addresses for the Proponent are set forth at the end of this letter. Please call me at 214-758-1080 if we may be of any further assistance in this matter.

Very truly yours,

Kristen N. Cunningham, Counsel
Bracewell & Giuliani LLP

cc: Mr. Cornish F. Hitchcock
Hitchcock Law Firm PLLC
5614 Connecticut Avenue, N.W., No. 304
Washington, D.C. 20015-2604
conh@hitchlaw.com

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, NW • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

14 January 2014

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Via e-mail

Re: Request for no-action relief filed by ConocoPhillips

Dear Counsel:

On behalf of Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund") I am responding to the letter from counsel for ConocoPhillips ("ConocoPhillips" or the "Company") dated 3 January 2014 ("Conoco Letter"). In that letter ConocoPhillips seeks no-action relief as to a shareholder proposal that the Fund submitted for inclusion in the proxy materials to be distributed prior to the 2014 annual meeting. For the reasons set forth below, the Fund respectfully asks the Division to deny the requested relief.

The Fund's Proposal and ConocoPhillips' Objections.

The Fund's resolution asks the Company's board "to adopt a policy that if there is a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of performance-based shares or units granted to any senior executive," with a proviso allowing awards on a *pro rata* basis and a statement that the policy is not intended to affect existing contractual rights. The proposal thus tracks similar proposals that have been voted at dozens of companies in recent years.

ConocoPhillips objects under Rule 14a-8(i)(9) because, we are advised, the Company plans to submit an incentive equity plan for shareholder approval at the 2014 annual meeting, and the Fund's proposal conflicts with that plan. Concoco-Phillips also raises a claim under Rule 14a-8(i)(3) by isolating out of context a two-word phrase ("equity award") and arguing that the proposal is vague and misleading because the Fund fails to specify whether all or only some types of equity awards would be affected. Not so. If one reads the proposal in its entirety, however, it is apparent that the Fund's proposed "no acceleration" policy focuses only on the Company's restricted stock awards and not stock option awards.

<u>Rule 14a-9.</u>

Rule 14a-8(i)(9) allows the exclusion of a proposal that "directly conflicts" with a management proposal. When the Fund submitted its proposal two months ago, ConocoPhillips had made no public statement of any intent to submit a new plan for shareholder approval at the 2014 annual meeting. Thus the Fund had no reason to know of any new plan until the Company filed its no-action letter two weeks ago.

The Fund acknowledges that the Division has viewed the submission of an equity incentive plan to shareholders as creating a "direct conflict" with shareholder proposals addressing an issue covered by the proposed plan. Since the Fund had no way of knowing of any potential conflict, and since the Company's objection can be easily addressed, the Fund advises that it is willing to amend the first sentence to the second paragraph of the "resolved" clause to make it clear that the policy should apply to equity awards under equity incentive plans *adopted* after the date of the 2014 annual meeting and only to *awards made under this plans.*

There is thus no "direct conflict" with the 2014 equity incentive plan because the Fund's policy would not apply to that plan (should it be adopted) or to any awards issued under that plan. The revision is thus comparable to minor revisions that the Division routinely allows to avoid conflicts in other areas, *e.g.*, allowing revisions to have a proposed policy take effect prospectively only or without affecting existing contract rights.

The revision we propose is shown below, with new language in italics:

> For purposes of this policy, "equity award"' means an award granted under an equity incentive plan as defined in Item 402 of SEC Regulation S-K, which identifies the elements of executive compensation to be disclosed to shareholders; *provided, however, that this policy shall apply only to equity incentive plans adopted after this date and to awards under such plans.*

This revision would remove any conflict, direct or indirect, real or imagined, with ConcocoPhillips' 2014 plan. To illustrate the point, suppose that both the new plan and the Fund resolution were on the proxy. There is a matrix of only four possible ways that a shareholder could vote, and not one of those options would send a conflicting or garbled message to the board of directors. Consider the following chart:

	Item X: Approve new 2014 equity incentive plan	Item Y: Adopt Fund's policy for post-2014 plans and awards under those plans
Vote option 1:	Yes	Yes

Message delivered: I approve the 2014 management plan, but I also favor limits on accelerated vesting under plans that the board may put forward in the future.

Vote option 2:	Yes	No

Message delivered: I approve the 2014 management plan, which does not limit accelerated vesting, and I see no need to impose limits on accelerated vesting under future plans.

Vote option 3	No	Yes

Message delivered: I do not approve of the 2014 plan [which opposition can be based on any number of reasons], and I'm also against accelerated vesting of unearned performance-based [again for any reason – too generous, no "pay for performance connection, etc.].

Vote option 4:	No	No

Message delivered: I do not approve of the 2014 plan [which opposition can be based on any number of reasons]; however, I do not think that, as a general policy matter, management should be limited in terms of its ability to respond to change of or compete for executive talent with companies that do offer acceleration of equity awards in a change of control situation.

Rule 14a-8(i)(3).

The Company objects to the phrase "equity award," on the ground that the proposal is not clear as to exactly what types of equity awards are being covered. The objection reflects either an attempt to confuse the issue or a failure to read the entire proposal before firing off a no-action request.

A reading of the entire proposal makes it clear that the focus is not on all equity awards under an equity incentive plan, but only "performance-based shares or units." If there is any doubt on this score, the supporting statement discusses how "ConocoPhillips makes *performance-based equity awards* (primarily restricted stock) to senior executives under its 'Performance Share Program'" (emphasis added). The supporting statement adds: "*We focus* on the Performance Share Program awards because those awards aim to reward performance goals achieved over a period of years" (emphasis added).

This category of equity awards is distinct from ConocoPhillips' other form of incentive pay, namely, stock options, which are awarded under what the Company calls its "Stock Option Program." This is the Company's terminology, not ours. Last year's proxy describes the Company's long-term incentive program as having these two distinct components – one focused on restricted stock and the other on options. Given that the Company has divided its LTIP awards in this fashion, the Fund's proposal takes pains to point out that its "focus" is only on the restricted stock portion of the overall LTIP, and those shares are currently issued through the Company's Performance Share Plan.

This limitation on the scope of the proposal is deliberate. In past years the Fund offered resolutions at various companies proposing to bar accelerated vesting of *any* equity awards in a change of control situation. Most of those proposals received a "yes" vote of 40% or thereabouts, suggesting that while shareholders may not favor a total ban on accelerated vesting, there is nonetheless concern that existing practices may be too generous and not related to performance. The current proposal thus attempts to refine the ongoing conversation between management and the company's owners by offering this proposal as a middle ground between the alternatives of no acceleration versus full acceleration of equity awards.

The Fund thus took pains to differentiate between the Company's different types of incentive awards, citing the different LTIP classifications that ConocoPhillips itself uses in order to avoid any doubt in a shareholder's mind as to what is and is not being covered. Having made that effort, ConocoPhillips cannot plausibly assert that the proposal is unclear on that scope of its coverage.

Conclusion.

For these reasons, ConocoPhillips has not sustained its burden of showing that the Fund's proposal may be excluded from the Company's proxy materials, and we respectfully ask the Division to deny the requested relief.

Thank you for your consideration of these points. Please do not hesitate to contact me if there is further information that we can provide.

Very truly yours,

Cornish F. Hitchcock

cc: Kristen N. Cunningham, Esq.

BRACEWELL & GIULIANI

Texas
New York
Washington, DC
Connecticut
Seattle
Dubai
London

Kristen N. Cunningham
Counsel

214.758.1080 Office
800.404.3970 Fax

Kristen.Cunningham@bgllp.com

Bracewell & Giuliani LLP
1445 Ross Avenue
Suite 3800
Dallas, Texas
75202-2724

January 3, 2014

By E-mail
shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: ConocoPhillips: Intention to Omit Stockholder Proposal from Amalgamated Bank's LongView Large Cap 500 Index Fund

Ladies and Gentlemen:

This letter is to inform you that our client, ConocoPhillips (the "Company"), intends to exclude from its proxy statement and form of proxy for the Company's 2014 annual meeting of stockholders (collectively, the "2014 Proxy Materials") the stockholder proposal and statement in support thereof (the "Proposal") from Amalgamated Bank's LongView Large Cap 500 Index Fund (the "Proponent"). The Proposal, the Proponent's statement in support of the Proposal and related correspondence are attached hereto as Attachment A.

On behalf of the Company, we respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur in the Company's view that the Proposal may be properly excluded from the 2014 Proxy Materials for the reasons set forth below. The Company has advised us as to the factual matters set forth herein.

Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (November 7, 2008), question C, on behalf of the Company, the undersigned hereby submits this letter and its attachments to the Commission via e-mail to shareholderproposals@sec.gov and in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). In addition, in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being emailed and mailed on this date to the Proponent informing the Proponent of the Company's intention to exclude the Proposal from the 2014 Proxy Materials.

The Company intends to file its definitive 2014 Proxy Materials with the Commission on or about March 28, 2014. Accordingly, pursuant to Rule 14a-8(j), we are submitting this letter not later than 80 days before the Company intends to file its 2014 Proxy Materials.

THE PROPOSAL

The Proposal states:

RESOLVED: The shareholders ask the board of directors to adopt a policy that if there is a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no accelerated vesting of performance-based shares or units granted to any senior executive, provided, however, that the board's Human Resources and Compensation Committee may provide in a applicable grant or purchase agreement that any such unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as that Committee may determine.

For purposes of this policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of SEC Regulation S-K, which identifies the elements of executive compensation to be disclosed to shareholders. This resolution shall be implemented so as not affect [*sic*] any contractual rights in existence on the date this policy is adopted.

BASES FOR EXCLUSION

As discussed more fully below, the Company believes that the Proposal may properly be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(9) and Rule 14a-8(i)(3).

I. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(9) Because it Directly Conflicts with a Management Proposal.

Rule 14a-8(i)(9) permits a company to exclude a stockholder proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to stockholders at the same meeting." The Commission has stated that the proposals need not be "identical in scope of focus" in order for this exclusion to be available. *Exchange Act Release No. 34-40018*, n.27 (May 21, 1998).

The Company is proposing to adopt the 2014 Omnibus Stock and Performance Incentive Plan of ConocoPhillips (the "Plan"), which will provide for, among other things, grants of equity-based awards to senior executives and other participants. If the proposed Plan is approved by the Company's Board of Directors, the Company will submit the Plan to its stockholders for approval at the 2014 annual meeting. The Company will confirm in a supplemental letter to the Staff no later than February 20, 2014 that a proposal seeking stockholder approval of the Plan, including the provision described below, will be included as a Company-sponsored proposal in the Company's 2014 Proxy Materials.

The Plan will include the following provision relating to acceleration of vesting and exercisability of awards following a change in control of the Company:

> *Change of Control.* Notwithstanding any other provisions of the Plan, including Sections 8 and 9 hereof, unless otherwise expressly provided in the applicable Award Agreement, in the event of a Change of Control during a Participant's employment (or service as a Nonemployee Director) with the Company or one of its Subsidiaries, followed by the termination of employment of such Participant in the event that such termination is either involuntary but not for cause or voluntary but for good reason (or separation from service of such Nonemployee Director), (i) each Award granted under this Plan to the Participant shall become immediately vested and fully exercisable and any restrictions applicable to the Award shall lapse and (ii) if the Award is an Option or SAR, shall remain exercisable until the expiration of the term of the Award or, if the Participant should die before the expiration of the term of the Award and the Award is an Incentive Stock Option, until the earlier of (a) the expiration of the term of the Incentive Stock Option or (b) two (2) years following the date of the Participant's death; provided, however, that with respect to any Stock Unit or Restricted Stock Unit or other Award that constitutes a "nonqualified deferred compensation plan" within the meaning of section 409A of the Code, the settlement of such Stock Unit or Restricted Stock Unit or other Award pursuant to this Section 10 shall only occur upon the Change of Control if such Change of Control constitutes a "change in the ownership of the corporation," a "change in effective control of the corporation" or a "change in the ownership of a substantial portion of the assets of the corporation," within the meaning of section 409A(a)(2)(v) of the Code.

The Company believes the Proposal, which would prohibit accelerated vesting of "performance-based shares or units" granted to senior executives in the event of a change in control (subject to a limited exception for pro rata vesting), directly conflicts with the above-referenced provision of the Plan, which would expressly provide for full, accelerated vesting of each Award granted under the plan in the event of a change of control followed by a specified termination event.

The Staff has consistently permitted the exclusion of stockholder proposals under Rule 14a-8(i)(9) where stockholders voting on both the stockholder proposal and a company-sponsored proposal would be facing alternative and conflicting decisions. *See, e.g., Abercrombie & Fitch Co.* (May 2, 2005) (permitting exclusion of a proposal that stock options be performance-based where it conflicted with the terms and conditions of the company's proposal to adopt a stock option plan providing for time-based options); *AOL Time Warner Inc.* (March 3, 2003) (permitting exclusion of a proposal prohibiting issuance of additional stock options to senior executives where it conflicted with the terms and conditions of the company's proposal to approve a stock option plan that would permit granting of stock options to all employees); and *First Niagara Financial Group, Inc.* (March 7, 2002) (permitting exclusion of a proposal to replace stock option grants with cash bonuses where it conflicted with the terms and conditions of the company's proposal to adopt a new stock option plan).

More recently, the Staff has permitted the exclusion of stockholder proposals similar to the Proposal where the company was seeking stockholder approval of an equity compensation plan that included a change in control vesting provision that conflicted with the terms of the stockholder proposal. *See, e.g., Verizon Communications Inc.* (February 8, 2013) (stockholder proposal limiting accelerated vesting of equity awards conflicted with company proposal for stockholder approval of amended and restated long-term incentive plan that expressly provided for accelerated vesting and payment at the targeted award level if a specified termination event occurred within 12 months following a change in control); *Southwestern Energy Co.* (March 7, 2013) (stockholder proposal limiting accelerated vesting of equity awards conflicted with company proposal for stockholder approval of a plan providing that upon the occurrence of a change in control, outstanding awards subject to vesting would become fully and immediately vested); *McKesson Corp.* (May 1, 2013) (stockholder proposal limiting accelerated vesting of equity awards conflicted with company proposal for stockholder approval of plan permitting the grant of awards providing for full vesting in the event of a qualifying termination of service occurring in connection with a change in control); *Medtronic, Inc.* (June 25, 2013) (stockholder proposal limiting accelerated vesting of equity awards conflicted with company proposal for stockholder approval of a plan providing that upon a change in control, outstanding options and stock appreciation rights would become fully vested and exercisable, to the extent a replacement award meeting specified requirements would not be provided to the participant); and *Sysco Corp.* (September 20, 2013) (stockholder proposal limiting accelerated vesting of equity awards conflicted with company proposal for stockholder approval of a plan expressly providing for full, accelerated vesting and, if applicable, payment at target level with respect to an equity award in the event of a specified event of termination in connection with a change in control).

Here, as in the examples cited above, the action called for by the Proposal conflicts with the action prescribed in the Plan. The Plan provides for accelerated vesting of awards granted thereunder in the event of a change in control followed by a specified termination of employment, while the Proposal seeks to prohibit accelerated vesting of awards in full following a change in control. Therefore, the Plan and the Proposal are unambiguously in conflict. Including both the Proposal and the company sponsored proposal to approve the Plan in the 2014 Proxy Materials would present alternative and conflicting decisions for the Company's stockholders and would create the potential for inconsistent, ambiguous or inconclusive results if both proposals were approved. For the foregoing reasons, the Company believes that the Proposal may be excluded from the 2014 Proxy Materials under Rule 14a-8(i)(9) because the Proposal directly conflicts with the Company's proposal to be submitted to stockholders at the Company's 2014 annual meeting.

II. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because it is Impermissibly Vague and Indefinite.

Rule 14a-8(i)(3) permits the exclusion of proposals and supporting statements that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In Staff Legal Bulletin No. 14B (CF), Shareholder Proposals (September 15, 2004), the Staff stated that a Company may seek to exclude or modify a statement if the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. The Company believes the Proposal, which contains inconsistent definitions of the awards it purports to limit, is inherently vague and indefinite. Therefore, the Company believes that implementation of the Proposal, if adopted, would be subject to differing and conflicting interpretation and may be excluded from the 2014 Proxy Materials.

The Staff has regularly concurred with the exclusion of shareholder proposals concerning executive compensation under rule 14a-8(i)(3) where aspects of the proposals contained ambiguities that resulted in the proposals being vague or indefinite. In particular, the Staff has allowed exclusion of proposals that failed to provide guidance on how the proposal would be implemented. *See, e.g., General Electric Company* (January 21, 2011) (proposal requesting that compensation committee make specified changes to senior executive compensation was vague and indefinite because, when applied to the company, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal required); and *Prudential Financial, Inc.* (February 16, 2007) (proposal urging Board to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms and was subject to differing interpretations). Like the proposals described above that were granted no-action relief, the Proposal does not offer sufficient guidance as to how it would be implemented if adopted, and therefore implementation of the Proposal could be subject to differing and conflicting interpretation.

The Proposal provides a definition of "equity award," stating that for purposes of the policy it asks the board to adopt, an equity award is an award granted under an equity incentive plan as defined in Item 402 of SEC Regulation S-K. However, the term "equity award" is not used elsewhere in the Proposal. Item 402(a)(6)(iii) defines an equity incentive plan as an incentive plan or portion of an incentive plan under which awards are granted that fall within the scope of FASB ASC Topic 718, *Compensation-Stock Compensation*. The language of the resolution itself prohibits the accelerated vesting of "performance-based shares or units." Because certain types of awards may fit under one category used in the Proposal but not the other, implementation of the Proposal, if adopted, would be subject to differing and conflicting interpretation with respect to which specific types of awards would be subject to the limitations of the Proposal. For example, stock options would fall within the scope of FASB ASC Topic 718 as stock compensation. Generally, stock options vest over a set period of time and do not have performance conditions, and would not typically be described as "performance-based shares or units." In addition, a grant of time-vested restricted stock or restricted stock units without performance conditions would also fall within the scope of FASB ASC Topic 718, but would not typically be described as "performance-based shares or units." Therefore, it is unclear from the language of the Proposal whether all "equity awards" would be barred from accelerated vesting upon a change in control, or only a subset of this category. As the Company has previously granted various types of awards including stock options, restricted stock and restricted stock units to its participants, and the Plan will provide for such grants in the future, a stockholder would not be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires on the various types of awards. As a result, actions taken by the Company to implement the Proposal if it were to be approved could be significantly different from actions envisioned by stockholders voting on the Proposal.

For the reasons described above, the Company believes the Proposal may be excluded from the 2014 Proxy Materials under Rule 14a-8(i)(3) as impermissibly vague and indefinite due to the fact that the Company is unable to determine with any reasonable certainty exactly what actions or measures the proposal requires, or the ramifications of the resulting vote, if the Proposal were adopted.

****

BRACEWELL
& GIULIANI

CONCLUSION

Based on the foregoing, we respectfully request that the Staff not recommend any enforcement action if the Company excludes the Proposal from its 2014 Proxy Materials. If the Staff disagrees with the Company's conclusion, we request the opportunity to confer with the Staff prior to its final determination.

Please transmit your response by email to me at kristen.cunningham@bgllp.com. The addresses and email addresses for the Proponent are set forth at the end of this letter. Please call me at 214-758-1080 if we may be of any further assistance in this matter.

Very truly yours,

Kristen

Kristen N. Cunningham, Counsel
Bracewell & Giuliani LLP

/dj
Enclosures

cc: Mr. Cornish F. Hitchcock
Hitchcock Law Firm PLLC
5614 Connecticut Avenue, N.W., No. 304
Washington, D.C. 20015-2604
conh@hitchlaw.com

BRACEWELL & GIULIANI

ATTACHMENT A

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, N.,W. • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

15 November 2013

Ms. Janet Langford Kelly
Corporate Secretary
ConocoPhillips
P.O. Box 4783
Houston, Texas 77210-4783

By UPS

Re: Shareholder proposal for 2014 annual meeting

Dear Ms. Kelly:

On behalf of Amalgamated Bank's LongView Large Cap 500 Index Fund (the "Fund"), I enclose a shareholder resolution for inclusion in the proxy materials that ConocoPhillips plans to circulate to shareholders in anticipation of the 2014 annual meeting. The proposal is submitted under SEC Rule 14a-8 and relates to ConocoPhillips' executive compensation policies.

The Fund is an S&P 500 index fund located at 275 7th Avenue, New York, N.Y. 10001. It has beneficially owned over $2000 worth of ConocoPhillips common stock for more than a year. A letter confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the upcoming annual meeting, which a representative is prepared to attend.

The Fund would be pleased to discuss with the Company the issues raised by this resolution and routinely engages in such dialogue with its portfolio companies. Please let me know if you would be interested in having such a dialogue here.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

RESOLVED: The shareholders ask the board of directors to adopt a policy that if there is a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no accelerated vesting of performance-based shares or units granted to any senior executive, provided, however, that the board's Human Resources and Compensation Committee may provide in an applicable grant or purchase agreement that any such unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as that Committee may determine.

For purposes of this policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of SEC Regulation S-K, which identifies the elements of executive compensation to be disclosed to shareholders. This resolution shall be implemented so as not affect any contractual rights in existence on the date this policy is adopted.

SUPPORTING STATEMENT

ConocoPhillips makes performance-based equity awards (primarily restricted stock) to senior executives under its "Performance Share Program." Restrictions on the vesting of any unearned awards are removed or "accelerated" after a change in control.

We do not question that some form of severance payments may be appropriate in those situations. We are concerned, however, that ConocoPhillips' current practices may permit windfall awards unrelated to a senior executive's performance.

According to last year's proxy statement, a change in control could have accelerated the vesting of nearly $20 million in unearned equity to Chairman and CEO Lance out of a package worth $49.5 million. Four other senior executives could have received accelerated vesting of unearned equity worth up to $9 million.

We focus on the Performance Share Program awards because those awards aim to reward performance goals achieved over a period of years. We are not persuaded that executives somehow "deserve" performance shares they did not earn. To accelerate the vesting of unearned performance shares on the theory that an executive was denied the opportunity to earn them seems inconsistent with a true "pay for performance" philosophy worthy of the name.

This proposal attempts to strike a balance between the current practice of accelerating all unearned awards versus the alternative of forfeiting all unearned shares. The proposal would also allow an affected executive to be eligible for an accelerated vesting of performance shares on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Compensation Committee.

A number of ConocoPhillips' peers – Chevron, ExxonMobil, EOG Resources, Anadarko Petroleum, Apache, Hess and Occidental – have policies similar to or more stringent than what we propose here. Thus we doubt that this policy would unduly limit ConocoPhillips' ability to attract top executive talent.

We urge you to vote FOR this proposal.

AMALGAMATED BANK.

15 November 2013

Ms. Janet Langford Kelly
Corporate Secretary
ConocoPhillips
P.O. Box 4783
Houston, TX 77210-4783

Via courier

Re: Shareholder proposal for 2014 annual meeting

Dear Ms. Langford Kelly:

This letter will supplement the shareholder proposal submitted to you by Cornish F. Hitchcock, attorney for the Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund"), who is authorized to represent the Fund in all matters in connection with that proposal.

At the time Mr. Hitchcock submitted the Fund's resolution, the Fund beneficially owned 205,470 shares of ConocoPhillips common stock. These shares are held of record by Amalgamated Bank through its agent, CEDE & Co. The Fund has continuously held at least $2000 worth of the Company's common stock for more than one year prior to submission of the resolution and plans to continue ownership through the date of your 2014 annual meeting.

If you require any additional information, please let me know.

Sincerely,

Scott Zdrazil
First VP – Corporate Governance